SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
          RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2003

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                Av. Ayrton Senna da Silva, 1633 - 2(degree) andar
                                    Piedade
                        54410-240 Jaboatao dos Guararapes
                                   Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X  Form 40-F
                                      ---           ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                   Yes     No  X
                                       ---    ---

                                                    CONSOLIDATED FORM
                     Management and Related Persons' Negotiation of Securities Issued by the Company
                                         Article 11 - CVM Instruction # 358/2002

In October 2003, the only operations with securities and derivatives were those presented below, in compliance with
Article 11 - CVM Instruction # 358/2002:

-------------------------------------------------------------------------------------------------------------------------
Company Name:
-------------------------------------------------------------------------------------------------------------------------
  Group and                    (X)                        ( )                 ( )                      ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------
                                                     Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
Securities/                                                                                ------------------------------
Derivatives                  Securities Characteristics                      Quantity       Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 -               -              -
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                  Volume
 Derivatives   Characteristics          Intermediary   Operation    Day      Quantity        Price            (R$)
-------------------------------------------------------------------------------------------------------------------------
                                                       Buy
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                       Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
Securities/                                                                                ------------------------------
Derivatives                  Securities Characteristics                      Quantity       Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 -               -              -
-------------------------------------------------------------------------------------------------------------------------

                                                    CONSOLIDATED FORM
                     Management and Related Persons' Negotiation of Securities Issued by the Company
                                         Article 11 - CVM Instruction # 358/2002

In October 2003, the only operations with securities and derivatives were those presented below, in compliance with
Article 11 - CVM Instruction # 358/2002:

-------------------------------------------------------------------------------------------------------------------------
Company Name:
-------------------------------------------------------------------------------------------------------------------------
  Group and                    ( )                       (X)                  ( )                      ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------
                                                     Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
Securities/                                                                                ------------------------------
Derivatives                  Securities Characteristics                      Quantity       Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics          Intermediary   Operation    Day      Quantity        Price           (R$)
-------------------------------------------------------------------------------------------------------------------------
                                                       Buy
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                       Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
Securities/                                                                                ------------------------------
Derivatives                  Securities Characteristics                      Quantity       Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------

                                                    CONSOLIDATED FORM
                     Management and Related Persons' Negotiation of Securities Issued by the Company
                                         Article 11 - CVM Instruction # 358/2002

In October 2003, the only operations with securities and derivatives were those presented below, in compliance with
Article 11 - CVM Instruction # 358/2002:

-------------------------------------------------------------------------------------------------------------------------
Company Name:
-------------------------------------------------------------------------------------------------------------------------
  Group and                    ( )                       ( )                  (X)                      ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------
                                                     Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
Securities/                                                                                ------------------------------
Derivatives                  Securities Characteristics                      Quantity       Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                2.097         0.000002       0.0000006
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               2.096        0.0000009       0.0000006
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics          Intermediary   Operation    Day      Quantity        Price           (R$)
-------------------------------------------------------------------------------------------------------------------------
                                                       Buy
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                       Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
Securities/                                                                                ------------------------------
Derivatives                  Securities Characteristics                      Quantity       Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                2.097         0.000002       0.0000006
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               2.096        0.0000009       0.0000006
-------------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date: November 12, 2003

                                        By:  /s/ WALMIR URBANO KESSELI
                                             -----------------------------
                                        Name:  Walmir Urbano Kesseli
                                        Title: Chief Financial Officer